Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

O2 MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 457)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 30 MAY 2009

NOTICE OF VOLUNTARY WITHDRAWAL OF LISTING

ON THE STOCK EXCHANGE OF HONG KONG LIMITED

The Board is pleased to announce that at the Extraordinary General Meeting of the Company held on 30 May 2009, all the resolutions set out in the Notice of Extraordinary General Meeting dated 24 April 2009, including the proposed voluntary withdrawal of listing on The Stock Exchange of Hong Kong Limited, were duly passed by the Shareholders by way of poll.

Reference is made to the circular of the Company dated 24 April 2009 (the “Circular”) containing a Notice of Extraordinary General Meeting dated 24 April 2009 (“Notice of EGM”) in relation to a proposed voluntary withdrawal of listing on the Stock Exchange and related conditional amendment and restatement of memorandum and articles of association, adoption of 2009 employee stock purchase plan and amendment of 2005 share option plan and 2005 share incentive plan. Capitalised terms used in this announcement shall have the same meanings as in the Circular unless defined otherwise.

The Board is pleased to announce that at the Extraordinary General Meeting of the Company held on 30 May 2009 (the “EGM”), all the resolutions set out in the Notice of EGM were duly passed by the Shareholders by way of poll.

Pursuant to Rule 6.11(3) of the Listing Rules, notice of the Proposed Withdrawal is hereby given to all Shareholders and ADS holders. Subject to satisfaction of all conditions of the Proposed Withdrawal set out in the Circular, the last day of dealings in the Shares on the Stock Exchange is expected to be Wednesday, 2 September 2009, and the listing of the Shares on the Main Board of the Stock Exchange is expected to be withdrawn at 4:30 p.m. on Wednesday, 9 September 2009 (Hong Kong time).

Shareholders that wish to enable their Shares to be deposited for ADSs for trading on the NASDAQ after the Proposed Withdrawal becomes effective must cause their Shares to be deposited into the ADS Program by transferring the Shares into the name of BoNYM. For further details on the arrangements for depositing Shares into the ADS Program for ADSs for trading on the NASDAQ, please refer to Appendix I to the Circular. For 60 days from 3 September 2009 to 1 November 2009 (both dates inclusive), BoNYM has agreed to waive its fees charged to Shareholders depositing Shares into the ADS Program (on business days: Friday, 30 October 2009 is expected to be the last business day for such deposits to be made free of charge). After this period, such fees charged by BoNYM will be borne by the depositing Shareholder.

Maples Finance Limited acted as the scrutineer at the EGM for the purposes of taking and monitoring the poll voting. Details of the poll results are as follows:

Resolutions	FOR	AGAINST	ABSTAIN	Total number of votes
	Votes (%)	Votes (%)	Votes (%)
1. That the voluntary withdrawal of the listing of the Company’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Proposed Withdrawal”) be and is hereby approved and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.	1,840,670,400 (99.89%)	2,029,500 (0.11%)	—	1,842,699,900

2.      That the memorandum and articles of association of the Company be amended and restated by the deletion of the existing memorandum and articles of association in their entirety and the substitution in their place of the amended and restated memorandum and articles of association set out in Appendix II to the Company’s circular dated 24 April 2009, conditionally on and with effect from the Proposed Withdrawal becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

	1,614,176,100 (87.60%)	228,523,000 (12.40%)	—	1,842,699,900

Resolutions	FOR	AGAINST	ABSTAIN	Total number of votes
	Votes (%)	Votes (%)	Votes (%)

3.      That the adoption of the 2009 Employee Stock Purchase Plan be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

	1,786,280,050 (96.94%)	56,419,850 (3.06%)	—	1,842,699,900

4.      That the amendment of the Company’s 2005 Share Option Plan by increasing the number of Shares available for issue thereunder from 100,000,000 to 175,000,000 Shares and removing references to Hong Kong and Hong Kong related rules and regulations be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

	1,679,285,350 (91.13%)	163,414,550 (8.87%)	—	1,842,699,900

Resolutions	FOR	AGAINST	ABSTAIN	Total number of votes
	Votes (%)	Votes (%)	Votes (%)

5.      That the amendment of the Company’s 2005 Share Incentive Plan by increasing the number of Shares available for issue thereunder from 75,000,000 to 125,000,000 Shares and removing references to Hong Kong and Hong Kong related rules and regulations be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as the Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

	1,562,417,150 (84.79%)	280,282,750 (15.21%)	—	1,842,699,900

As at the date of the EGM, the total issued share capital of the Company was US$36,854 comprising 1,842,701,900 Shares of US$0.00002 each, and all such Shares entitled the holders to attend and vote for or against all the resolutions at the EGM. No Shareholder was entitled to vote only against any of the resolutions, or was required to (or had in the Circular stated an intention to) abstain from attending and voting at the EGM.

By Order of the Board
O2Micro International Limited
Sterling Du
Executive Director

Hong Kong, 1 June 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Independent Non-Executive Directors:

Mr. Sterling Du	Mr. Michael Austin

Mr. Chuan Chiung “Perry” Kuo	Mr. Teik Seng Tan

Mr. James Elvin Keim	Mr. Lawrence Lai-Fu Lin

Mr. Keisuke Yawata

Mr. Xiaolang Yan

Mr. Ji Liu

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